Exhibit 12.1

American Midstream Partners, LP

Ratio of Earnings to Combined Fixed Charges and Preferred Units Distributions

(In Millions)

	Fiscal Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Loss from continuing operations before income taxes, adjusted for income from equity investees	$(324.4)	$(81.4)	$(205.7)	$(55.0)	$(48.1)
Add:
Fixed charges	68.3	35.0	22.6	17.3	15.3
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	63.1	40.2	8.2	0.3	—
Subtract:
Interest capitalized	2.5	2.7	1.9	0.8	0.1

Earnings	$(195.5)	$(8.9)	$(176.8)	$(38.2)	$(32.9)

Fixed charges:
Interest expensed and capitalized	$62.7	$31.2	$19.6	$13.9	$12.7
Amortization of deferred issuance cost	5.1	3.2	2.4	3.1	2.2
Estimated interest portion of rental expense	0.5	0.6	0.6	0.3	0.4

Fixed charges	$68.3	$35.0	$22.6	$17.3	$15.3
Preferred unit distributions(3)	23.4	15.1	—	1.3	3.7

Total combined fixed charges and preferred unit distributions	$91.7	$50.1	$22.6	$18.6	$19.0

Ratio of Earnings(1) to Combined Fixed Charges(2) and Preferred Unit Distributions	*	*	*	*	*

(1)	Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, before adjustment for income or loss from equity investees, (b) fixed charges, as defined below and (c) distributed income of equity investees. From this total, we subtract interest capitalized.
(2)	Fixed charges are calculated as the sum of (a) interest expensed and capitalized (b) amortization of deferred issuance cost and (c) that portion of rental expense that is representative of the interest factor.
(3)	Preferred unit cash distributions.
(*)	Earnings for the periods reported were inadequate to cover combined fixed charges and preferred unit distributions by $287.2 million, $59.0 million, $199.4 million, $56.8 million and $51.9 million in the year ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.